SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                             ASCENT PEDIATRICS, INC.
                                (Name of Issuer)

                                  Common Stock,
                           $.00004 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    04362X101
                                 (CUSIP Number)

                                Brian P. Friedman
                           FS Private Investments LLC
                         55 East 52nd Street, 37th Floor
                          New York, New York 10055-0002
                                 (212) 409-5600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 13, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------             -------------------------------------
CUSIP No. 04362 X1 01                        Page  2
-----------------------------             -------------------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           FS Private Investments LLC                               13-3940694
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  / /
                                                                 (b)  /X/
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           AF, OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                      / /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
             NUMBER OF                7   SOLE VOTING POWER
               SHARES           -----------------------------------------------
            BENEFICIALLY              8   SHARED VOTING POWER        6,930,314
              OWNED BY          -----------------------------------------------
                EACH                  9   SOLE DISPOSITIVE POWER
             REPORTING          -----------------------------------------------
            PERSON WITH              10   SHARED DISPOSITIVE POWER   6,930,314
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,930,314
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    / /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           47.5%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------             -------------------------------------
CUSIP No. 04362 X1 01                        Page  3
-----------------------------             -------------------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Furman Selz Investors II L.P.                           13-3937561
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  / /
                                                                  (b)  /X/
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           WC
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                      / /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
             NUMBER OF               7    SOLE VOTING POWER
               SHARES           -----------------------------------------------
            BENEFICIALLY             8    SHARED VOTING POWER        5,959,557
              OWNED BY          -----------------------------------------------
                EACH                 9    SOLE DISPOSITIVE POWER
             REPORTING          -----------------------------------------------
            PERSON WITH             10    SHARED DISPOSITIVE POWER   5,959,557
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,959,557
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      / /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           42.6%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------             -------------------------------------
CUSIP No. 04362 X1 01                        Page  4
-----------------------------             -------------------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           FS Employee Investors LLC                             13-3937563
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  / /
                                                                 (b)  /X/
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           WC
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                      / /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
             NUMBER OF               7    SOLE VOTING POWER
               SHARES           -----------------------------------------------
            BENEFICIALLY             8    SHARED VOTING POWER        510,852
              OWNED BY          -----------------------------------------------
                EACH                 9    SOLE DISPOSITIVE POWER
             REPORTING          -----------------------------------------------
            PERSON WITH            10     SHARED DISPOSITIVE POWER   510,852
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           510,852
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.1%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------             -------------------------------------
CUSIP No. 04362 X1 01                        Page  5
-----------------------------             -------------------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           FS Parallel Fund L.P.                                   13-3974766
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  / /
                                                                  (b)  /X/
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           WC
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                      / /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
             NUMBER OF               7    SOLE VOTING POWER
               SHARES           -----------------------------------------------
            BENEFICIALLY             8    SHARED VOTING POWER        289,905
              OWNED BY          -----------------------------------------------
                EACH                 9    SOLE DISPOSITIVE POWER
             REPORTING          -----------------------------------------------
           PERSON WITH              10    SHARED DISPOSITIVE POWER   289,905
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           289,905
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      / /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.9%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------             -------------------------------------
CUSIP No. 04362 X1 01                        Page  6
-----------------------------             -------------------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Furman Selz Investments II LLC                         13-3937560
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  / /
                                                                  (b)  /X/
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           AF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                      / /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
           NUMBER OF                 7    SOLE VOTING POWER
            SHARES              -----------------------------------------------
            BENEFICIALLY             8    SHARED VOTING POWER        6,760,314
              OWNED BY          -----------------------------------------------
                EACH                 9    SOLE DISPOSITIVE POWER
            REPORTING           -----------------------------------------------
            PERSON WITH             10    SHARED DISPOSITIVE POWER   6,760,314
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,760,314
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      / /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           46.4%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------             -------------------------------------
CUSIP No. 04362 X1 01                        Page  7
-----------------------------             -------------------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           ING Furman Selz Asset Management LLC                    13-4038444
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) / /
                                                                  (b) /X/
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           AF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                      / /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
             NUMBER OF               7    SOLE VOTING POWER
               SHARES           -----------------------------------------------
            BENEFICIALLY             8    SHARED VOTING POWER        6,760,314
              OWNED BY          -----------------------------------------------
                EACH                 9    SOLE DISPOSITIVE POWER
             REPORTING          -----------------------------------------------
            PERSON WITH             10    SHARED DISPOSITIVE POWER   6,760,314
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,760,314
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      / /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           46.4%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------             -------------------------------------
CUSIP No. 04362 X1 01                        Page  8
-----------------------------             -------------------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           ING (U.S.) Financial Holdings Corporation                51-0262561
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  / /
                                                                  (b)  /X/
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           AF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                      / /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
           NUMBER OF                 7    SOLE VOTING POWER
            SHARES              -----------------------------------------------
          BENEFICIALLY               8    SHARED VOTING POWER        6,760,314
            OWNED BY            -----------------------------------------------
              EACH                   9    SOLE DISPOSITIVE POWER
           REPORTING            -----------------------------------------------
          PERSON WITH               10    SHARED DISPOSITIVE POWER   6,760,314
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,760,314
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      / /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           46.4%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------             -------------------------------------
CUSIP No. 04362 X1 01                        Page  9
-----------------------------             -------------------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           ING Bank N.V.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  / /
                                                                  (b)  /X/

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           AF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                      / /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           The Netherlands
-------------------------------------------------------------------------------
           NUMBER OF                 7    SOLE VOTING POWER
            SHARES              -----------------------------------------------
          BENEFICIALLY               8    SHARED VOTING POWER        6,760,314
            OWNED BY            -----------------------------------------------
             EACH                    9    SOLE DISPOSITIVE POWER
          REPORTING             -----------------------------------------------
          PERSON WITH               10    SHARED DISPOSITIVE POWER   6,760,314
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,760,314
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      / /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           46.4%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           BK
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------             -------------------------------------
CUSIP No. 04362 X1 01                        Page  10
-----------------------------             -------------------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           ING Groep N.V.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  / /
                                                                  (b)  /X/
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           AF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                      / /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           The Netherlands
-------------------------------------------------------------------------------
            NUMBER OF                7    SOLE VOTING POWER
             SHARES             -----------------------------------------------
          BENEFICIALLY               8    SHARED VOTING POWER        6,760,314
              OWNED BY          -----------------------------------------------
              EACH                   9    SOLE DISPOSITIVE POWER
           REPORTING            -----------------------------------------------
          PERSON WITH               10    SHARED DISPOSITIVE POWER   6,760,314
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,760,314
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      / /
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           46.4%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IC
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------             -------------------------------------
CUSIP No. 04362 X1 01                        Page  11
-----------------------------             -------------------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Brian P. Friedman
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  / /
                                                                 (b)  /X/
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           AF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                      / /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------------------------------------------------------------------
            NUMBER OF                7    SOLE VOTING POWER
             SHARES             -----------------------------------------------
            BENEFICIALLY             8    SHARED VOTING POWER        6,930,314
              OWNED BY          -----------------------------------------------
                EACH                 9    SOLE DISPOSITIVE POWER
             REPORTING          -----------------------------------------------
            PERSON WITH             10    SHARED DISPOSITIVE POWER   6,930,314
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,930,314
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      / /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           47.5%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------             -------------------------------------
CUSIP No. 04362 X1 01                        Page  12
-----------------------------             -------------------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           James L. Luikart
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  / /
                                                                  (b)  /X/
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           AF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                      / /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------------------------------------------------------------------
            NUMBER OF                7    SOLE VOTING POWER
             SHARES             -----------------------------------------------
            BENEFICIALLY             8    SHARED VOTING POWER        6,930,314
              OWNED BY          -----------------------------------------------
                EACH                 9    SOLE DISPOSITIVE POWER
             REPORTING          -----------------------------------------------
            PERSON WITH             10    SHARED DISPOSITIVE POWER   6,930,314
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,930,314
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      / /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           47.5%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN
-------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER.
------            -------------------

          Item 1 is hereby deleted in its entirety and restated as follows:

          The securities to which this statement relates are shares of common stock, $0.00004 par value per share (the "Common Stock"), of Ascent Pediatrics, Inc., a Delaware corporation ("Ascent" or the "Company"). The principal executive office of Ascent is located at 187 Ballardvale Street, Wilmington, Massachusetts 01887.

ITEM 2.           IDENTITY AND BACKGROUND.
------            -----------------------

          Item 2 is hereby restated as follows:

          The following table provides certain information about each of the Reporting Persons.


                                                CITIZENSHIP OR STATE OF           PRINCIPAL OCCUPATION OR
NAME AND ADDRESS                                INCORPORATION/ORGANIZATION        BUSINESS
----------------                                --------------------------        --------------------------
Furman Selz Investors II L.P.                   Delaware                          Limited Partnership for
("Investors")
55 East 52nd Street, 37th Floor                                                   Investments
New York, New York 10055-0002

FS Employee Investors LLC                       Delaware                          Limited Liability Company for
("Employee Investors")                                                            Investments
55 East 52nd Street, 37th Floor
New York, New York 10055-0002

FS Parallel Fund L.P.                           Delaware                          Limited Partnership for
("Parallel Fund")
55 East 52nd Street, 37th Floor                                                   Investments
New York, New York 10055-0002

FS Private Investments LLC                      Delaware                          Manager of Investors, Employee
("Private Investments")                                                           Investors and Parallel Fund
55 East 52nd Street, 37th Floor
New York, New York 10055-0002

Furman Selz Investments II LLC                  Delaware                          Holding Company
("FS Investments II")
55 East 52nd Street
New York, New York 10055-0002

ING Furman Selz Asset Management LLC            Delaware                          Holding Company
("ING FS Management")
230 Park Avenue
New York, New York 10169

ING (U.S.) Financial Holdings Corporation       Delaware                          Holding Company
("ING U.S.")
135 East 57th Street
New York, New York  10022

ING Bank N.V.                                   The Netherlands                   Bank
("ING Bank")
P.O. Box 810
1000 AV
Amsterdam, The Netherlands

ING Groep N.V.                                  The Netherlands                   Insurance Company
("ING Groep")
Strawinskylaan 2631
1077 ZZ Amsterdam

Brian P. Friedman                               USA                               Managing Member of Private
55 East 52nd Street, 37th Floor                                                   Investments
New York, New York  10055-0002

James L. Luikart                                USA                               Managing Member of Private
55 East 52nd Street, 37th Floor                                                   Investments
New York, New York  10055-0002


          The Executive Board of ING Groep is the following:

                  E. Kist (Chairman)
                  F.S. Hubbell (as of May 2, 2000)
                  J.H.M. Lindenbergh
                  C. Maas
                  A.H.G. Rinnooy Kan
                  D. Robins  (as of May 2, 2000)
                  M. Tilmant

          The Executive Board of ING Bank is the following:

                  E. Kist (Chairman)
                  F.S. Hubbell (as of May 2, 2000)
                  J.H.M. Lindenbergh
                  C. Maas
                  A.H.G. Rinnooy Kan
                  D. Robins  (as of May 2, 2000)
                  M. Tilmant

          The directors and executive officers of ING (U.S.) Financial Holdings Corporation are the following:

Directors:

                  Michael Petrycki
                  Wietze Prinsen
                  Bart Staal

Officers:

                  Fernando Gentil             President
                  Bart Staal                  Executive Vice President
                  Joseph Kaminsky             Senior Vice President
                  Benjamin Emanuel            Vice President
                  David Rutkin                Vice President
                  Andrew W. Druch             General Counsel, Secretary and
                                              Managing Director
                  Edward Chow                 Assistant Secretary
                  Patrick Murphy              Assistant Secretary
                  Mark Seffinger              Assistant Secretary

          The officers of ING FS Management are the following:


                  Timothy Schantz             President
                  Edmund A. Hajim             CEO
                  Robert Miller               Executive Vice President and CFO
                  Kevin Cassidy               Executive Vice President
                  Gerald Lins                 General Counsel
                  Joseph Kaminsky             Senior Vice President
                  Wendy Prager                Vice President and Assistant
                                              Secretary
                  Benjamin Emanuel            Vice President
                  David Rutkin                Vice President

          ING Groep owns 100% of ING Bank, which owns 100% of ING U.S., which is the sole managing member and owner of 100% of the interests of ING FS Management, which is the sole managing member and owner of 81.5% of the interests of FS Investments II, which is the sole managing member of Employee Investors, which beneficially owns 510,852 shares of Common Stock of the Company. FS Investments II is the sole general partner of Investors, which beneficially owns 5,959,557 shares of Common Stock of the Company. FS Investments II is the sole general partner of Parallel Fund, which beneficially owns 289,905 shares of Common Stock of the Company.

          As a result of its role as manager of Investors, Employee Investors and Parallel Fund (the "Funds"), Private Investments may be deemed to be the beneficial owner of the shares beneficially owned by the Funds. In addition to these indirectly owned securities, Private Investments also directly owns 150,000 shares of Common Stock and options to purchase an additional 35,000 shares of Common Stock.

          As a result of their positions as Managing Members of Private Investments, Brian P. Friedman and James L. Luikart may be deemed to be the beneficial owners of the shares beneficially owned by Private Investments and therefore deemed to be the beneficial owners of the shares held by the Funds.

          ING FS Management's ownership interests in FS Investments II were acquired from ING Barings LLC, which is a wholly owned subsidiary of ING Merger, LLC. As a result of this transfer, ING Barings LLC and ING Merger, LLC no longer beneficially own any shares of the Company's Common Stock.

          (d) and (e). None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the other individuals named have, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f) Brian P. Friedman and James L. Luikart are United States citizens.

          The filing of this statement shall not be construed as an admission that Private Investments, FS Investments II, ING FS Management, ING U.S., ING Bank, ING Groep, Brian P. Friedman or James L. Luikart are, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares covered by this statement.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS.
------            --------------------------

          Item 3 is hereby deleted in its entirety and restated as follows:

          The funds for the purchase of securities described herein by Investors and Parallel Fund were provided from the capital contributions of their respective partners.

          The funds for the purchase of securities described herein by Employee Investors were provided from member contributions.

          150,000 shares of Common Stock were received by Private Investments in lieu of cash fees owed it on February 16, 1999. In addition Private Investments periodically receives stock options under the Company's Director Stock Option Plan as a result of the Funds' right to appoint two of the Company's directors. To date, Private Investments has received 35,000 of such options.

ITEM 4.           PURPOSE OF TRANSACTION.
------            ----------------------

          Item 4 is hereby deleted in its entirety and restated as follows:

          All acquisitions of securities issued by the Company reported on this
Schedule 13D were made for investment purposes. While the Funds do have the right to appoint two directors of the Company, and two employees of Private Investments have been appointed directors under this power, the Reporting Persons expressly disclaim any intention to control or acquire control of the Company. While the Company's Board of Directors may from time to time consider matters of a nature similar to one or more of the actions enumerated under Item 4 of Schedule 13D, there exist at this time no plans or proposals which require disclosure pursuant thereto.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
------            ------------------------------------

          Item 5 is hereby amended and restated as follows:

         (a)


                         NUMBER OF SHARES
                         TO BE BENEFICIALLY    SHARED VOTING    SHARED INVESTMENT  SOLE VOTING  SOLE INVESTMENT    PERCENTAGE
NAME                     OWNED                 POWER            POWER              POWER        POWER              OF CLASS
-----                    ------------------    -------------    -----------------  -----------  ---------------    ------------
Private Investments      6,930,314               6,930,314          6,930,314         0              0                 47.5

Investors                5,959,557               5,959,557          5,959,557         0              0                 42.6

Employee Investors         510,852                 510,852            510,852         0              0                  5.1

Parallel Fund              289,905                 289,905            289,905         0              0                  2.9

FS Investments II        6,760,314               6,760,314          6,760,314         0              0                 46.4

ING FS Management        6,760,314               6,760,314          6,760,314         0              0                 46.4

ING U.S.                 6,760,314               6,760,314          6,760,314         0              0                 46.4

ING Bank                 6,760,314               6,760,314          6,760,314         0              0                 46.4

ING Groep                6,760,314               6,760,314          6,760,314         0              0                 46.4

Brian P. Friedman        6,930,314               6,930,314          6,930,314         0              0                 47.5

James L. Luikart         6,930,314               6,930,314          6,930,314         0              0                 47.5

          As of November 9, 1999, the Company had 9,643,883 shares of Common Stock outstanding. This figure does not include outstanding warrants, options and securities convertible into shares of Common Stock.

          (b) See the responses to Items 2 and 5(a) hereof.

          (c) The Reporting Persons are filing on Schedule 13D to report securities transactions made pursuant to the Securities Purchase Agreement, dated May 13, 1998, as amended (the "Purchase Agreement"), among the Company and the persons named as purchasers on Schedule I attached thereto (each a "Purchaser" and collectively, the "Purchasers").

          On May 13, 1998, pursuant to the Purchase Agreement, Investors, Employee Investors and Parallel Fund (each a Purchaser, and collectively, the "Funds") purchased from the Company: (i) 4,628, 397 and 225 shares, respectively, of Series G Convertible Exchangeable Preferred Stock, $.01 par value per share (the "Preferred Shares"); (ii) $5,950,667, $509,668 and $289,665 principal amount, respectively, of 8% Subordinated Notes of the Company due 2005 (the "Subordinated Notes"); and (iii) warrants to purchase 1,399,662, 119,961 and 68,095 shares, respectively, of Common Stock (the "Warrants"). The Preferred Shares were convertible into Common Stock and exchangeable into convertible subordinated notes of the Company (the "Convertible Notes").

          On February 16, 1999, the Company entered into a Loan Agreement with Alpharma USPD Inc. ("Lender") and Alpharma Inc., pursuant to which Lender agreed to lend to the Company up to $40,000,000 (the "Alpharma Transaction"). In connection with the Alpharma Transaction, the Company agreed to grant to the Lender an option during a specified period during the first half of 2002 to purchase all of the outstanding shares of the Company's Common Stock. The Company and a wholly-owned subsidiary of the Company entered into an Agreement and Plan of Merger, which was consummated on July 23, 1999 (the "Alpharma Transaction Closing Date"), pursuant to which, each share of Common Stock was converted into the right to receive one Depositary Share (the "Depositary Shares"). Each Depositary Share evidences one share of Common Stock of the Company subject to the Lender's option.

          In connection with the Alpharma Transaction, the Purchase Agreement was amended on February 16, 1999 (the "Second Amendment"). Under the Second Amendment, the following three pertinent exchanges involving the Funds occurred on the Alpharma Transaction Closing Date. First, the Funds purchased 225,000 shares of Common Stock from the Company for $675,000. Second, the Funds acquired an additional 1,587,718 shares of Common Stock through the exercise of all of their Warrants outstanding as of February 16, 1999 at an exercise price adjusted from $4.75 to $3.00 per share of Common Stock. Third, the Company exchanged $5,250,000 aggregate principal amount of its Convertible Notes for the Preferred Shares held by the Funds in accordance with the terms of the Preferred Shares. The Convertible Notes are convertible at the option of the holder into shares of Common Stock at a conversion price of $4.75 per share and will automatically convert into Common Stock under certain circumstances.

          On July 1, 1999, the Company and the Purchasers executed another amendment to the Purchase Agreement (the "Third Amendment"), pursuant to which, among other things, the Funds collectively agreed to lend to the Company up to $4,000,000 in exchange for 7.5% Convertible Subordinated Notes of the Company (the "Third Amendment Notes") and warrants to purchase up to an aggregate of 600,000 shares of Common Stock (the "Third Amendment Warrants" and, collectively with the Third Amendment Notes, the "Third Amendment Securities"). The Third Amendment Notes are convertible into shares of Common Stock at a conversion price of $3.00 per share in accordance with the terms of the Purchase Agreement, as amended, and are due on July 1, 2004. The Third Amendment Warrants are exercisable at $3.00 per share of Common Stock and expire on July 1, 2006. $2,000,000 of the total $4,000,000 was immediately advanced to the Company and, pursuant to the Third Amendment, the Company issued to the Funds Third Amendment Notes in the aggregate principal amount of $2,000,000 and Third Amendment Warrants to purchase up to 300,000 shares of Common Stock.

          On October 15, 1999, the Company and the Purchasers executed another amendment to the Purchase Agreement (the "Fourth Amendment"), pursuant to which, among other things, the Funds collectively agreed to lend to the Company up to $10,000,000 in exchange for 7.5% Convertible Subordinated Notes of the Company (the "Fourth Amendment Notes") and warrants to purchase up to an aggregate of 5,000,000 shares of Common Stock (the "Fourth Amendment Warrants" and, collectively with the Fourth Amendment Notes, the "Fourth Amendment Securities"). The Fourth Amendment Notes are convertible into shares of Common Stock at a conversion price of $3.00 per share in accordance with the terms of the Purchase Agreement, as amended, and are due on July 1, 2004. The Fourth Amendment Warrants are exercisable at $3.00 per share of Common Stock and expire on October 15, 2006. Upon execution of the Fourth Amendment, and pursuant to its terms, the Company immediately issued Fourth Amendment Warrants to the Funds to purchase up to 1,000,000 shares of Common Stock.

          On December 30, 1999, the Funds advanced an additional $1,000,000 to the Company pursuant to the Third Amendment, and the Company issued to the Funds Third Amendment Notes in the aggregate principal amount of $1,000,000 and Third Amendment Warrants to purchase up to 150,000 shares of Common Stock.

          On February 14, 2000, the Funds advanced to the Company the remaining $1,000,000 under the Third Amendment, and the Company issued to the Funds Third Amendment Notes in the aggregate principal amount of $1,000,000 and Third Amendment Warrants to purchase up to 150,000 shares of Common Stock.

          On March 13, 2000, the Funds advanced to the Company $1,500,000 under the Fourth Amendment, and the Company issued to the Funds Fourth Amendment Notes in the aggregate principal amount of $1,500,000 and Fourth Amendment Warrants to purchase up to 375,000 shares of Common Stock.

          On February 16, 1999, Private Investments received 150,000 shares of Common Stock in lieu of cash fees owed it. In addition, as a result of the Funds having the right to appoint two of the Company's directors, Private Investments periodically receives options to purchase Common Stock under the Company's Director Stock Option Plan. With regard to these options, 15,000 were granted on June 1, 1998, and became exercisable on June 1, 1999 at a price of $3.50 per share; 5,000 were granted on May 1, 1999, and will become exercisable on May 1, 2000 at a price of $3.00 per share; and 15,000 were granted on July 23, 1999, and will become exercisable on July 23, 2000 at a price of $2.50 per share.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH
------            ------------------------------------------------------------
                  RESPECT TO SECURITIES OF THE ISSUER.
                  -----------------------------------

          Item 6 is hereby amended and restated as follows:

          Private Investments is the manager of each of Investors, Employee Investors and Parallel Fund. The general partner of each of Investors and Parallel Fund and the managing member of Employee Investors have delegated all relevant rights to Private Investments.

          Brian P. Friedman and James L. Luikart are the managing members of Private Investments.

          The Funds have the right to appoint two of the Company's directors. As a result, two employees of Private Investments, James L. Luikart and Nicholas Daraviras, serve as directors of the Company. By the terms of their employment with Private Investments, both must assign to Private Investments any options to purchase Company securities to which they would ordinarily be entitled under the Company's Director Stock Option Plan.

ITEM 7.        MATERIAL FILED AS EXHIBITS.                              PAGE
------         --------------------------

         A.    Joint Reporting Agreement and Power of Attorney on
               Behalf of Each Reporting Person...........................25

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March __, 2000

                                      FURMAN SELZ INVESTORS II L.P.

                                            By: FS PRIVATE INVESTMENTS LLC

                                      By:   /S/ *
                                         ---------------------------------
                                          Name:   Brian P. Friedman
                                          Title:  Managing Member


                                      FS EMPLOYEE INVESTORS LLC

                                            By: FS PRIVATE INVESTMENTS LLC

                                      By:  /S/ *
                                         ----------------------------------
                                          Name:   Brian P. Friedman
                                          Title:  Managing Member


                                      FS PARALLEL FUND, L.P.

                                            By: FS PRIVATE INVESTMENTS LLC

                                      By: /S/ *
                                          ---------------------------------
                                           Name:   Brian P. Friedman
                                           Title:  Managing Member


                                      FS PRIVATE INVESTMENTS LLC


                                      By: /S/ *
                                         -----------------------------------
                                          Name:   Brian P. Friedman
                                          Title:  Managing Member


                                      FURMAN SELZ INVESTMENTS II LLC


                                      By: /S/ *
                                         ----------------------------------
                                         Name:   Brian P. Friedman
                                         Title:  President


                                      ING FURMAN SELZ ASSET
                                      MANAGEMENT LLC


                                      By: /S/ **
                                         ----------------------------------
                                         Name:   Robert J. Miller
                                         Title:  Executive Vice President


                                      ING (U.S.) FINANCIAL HOLDINGS CORPORATION


                                      By: /S/ **
                                         -----------------------------------
                                         Name:   Andrew W. Druch
                                         Title:  Secretary


                                      ING BANK N.V.


                                      By: /S/ **
                                         -----------------------------------
                                         Name:   J. H. J. Houben
                                         Title:  Managing Principal


                                      By: /S/ **
                                         -----------------------------------
                                         Name:   P. F. M. Van Lierop
                                         Title:  Senior Legal Advisor


                                      ING GROEP N.V.


                                      By: /S/ **
                                         ----------------------------------
                                         Name:   J. H. J. Houben
                                         Title:  Managing Principal

                                            /S/ *
                                         ------------------------------------
                                         Name:  Brian P. Friedman

                                         /s/ James L. Luikart
                                         ------------------------------------
                                         Name:  James L. Luikart


*  By: /s/ Brian P. Friedman
      ----------------------
        Brian P. Friedman



** By: /s/ Robert Miller
      -----------------------
        Robert Miller
        Attorney-in-Fact

                                                                    EXHIBIT A

                            JOINT REPORTING AGREEMENT
                                       AND
                                POWER OF ATTORNEY


          WHEREAS, the statement or amended statement of Schedule 13D (the "Joint Statement") to which this joint reporting agreement and power of attorney (the "Agreement") is an exhibit is being filed on behalf of two or more persons (collectively, the "Reporting Persons"); and

          WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of all of the Reporting Persons rather than individual statements on
Schedule 13D on behalf of each of the Reporting Persons;

          NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

          1. Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

          2. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person contained in the Joint Statement.

          3. None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

          4. The undersigned agrees that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

          5. Each of Furman Selz Investments II LLC, ING Furman Selz Asset Management LLC, ING (U.S.) Financial Holdings Corporation, ING Bank N.V., ING Groep N.V. hereby appoints Robert Miller as attorney-in-fact with authority to execute and deliver on behalf of it any and all documents (including any amendments thereto) required to be filed or otherwise executed and delivered by it pursuant to the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder. Each of Furman Selz Investments II LLC, ING Furman Selz Asset Management LLC, ING (U.S.) Financial Holdings Corporation, ING Bank N.V., ING Groep N.V. further grant Robert Miller authority, as attorney-in-fact, to execute, deliver, or file on behalf of it any document necessary to amend this Joint Reporting Agreement and Power of Attorney for the purpose of adding additional parties thereto at such time or times as he should, in his discretion, deem appropriate.

          6. Each of Brian P. Friedman and James L. Luikart hereby appoints Brian P. Friedman and James L. Luikart, and each of them, as attorney-in-fact with authority to execute and deliver on his behalf any and all documents (including any amendments thereto) required to be filed or otherwise executed and delivered by him pursuant to the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder.

          7. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

Dated:  February __, 2000


                                      FURMAN SELZ INVESTMENTS II LLC


                                      By: /S/ BRIAN P. FRIEDMAN
                                         ------------------------------
                                         Name:   Brian P. Friedman
                                         Title:  President


                                      ING FURMAN SELZ ASSET MANAGEMENT LLC


                                      By: /S/ ROBERT J. MILLER
                                         --------------------------------
                                         Name:  Robert J. Miller
                                         Title: Vice President


                                      ING (U.S.) FINANCIAL HOLDINGS
                                      CORPORATION


                                      By: /S/ ANDREW W. DRUCH
                                         --------------------------------
                                         Name:  Andrew W. Druch
                                         Title: Secretary


                                      ING BANK N.V.


                                      By: /S/ J.H.J. HOUBEN
                                         -------------------------------
                                         Name: J.H.J. Houben
                                         Title:


                                      By: /S/ P.F.M. VAN LIEROP
                                         -------------------------------
                                         Name:  P.F.M. Van Lierop
                                         Title: Senior Legal Advisor


                                      ING GROEP N.V.


                                      By: /S/ J.H.J. HOUBEN
                                         -------------------------------
                                         Name:  J.H.J. Houben
                                         Title:


                                         /S/ BRIAN P. FRIEDMAN
                                         -------------------------------
                                             Brian P. Friedman


                                         /S/ JAMES L. LUIKART
                                         -------------------------------
                                             James L. Luikart